UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 11, 2020

(Date of earliest event reported)

MYTHIC COLLECTION, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-3427237
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

16 Lagoon Court

San Rafael, CA 94903

(Full mailing address of principal executive offices)

(415) 335-6370

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

●    Series MTG-ABL90 / Alpha Black Lotus

●    Series MTG-94BOX / 1994 Booster Boxes

●    Series ART-GGMTG / Alpha Giant Growth Art

●    Series COM-AF157 / Amazing Fantasy #15

●    Series ART-BHERO / Alpha Benalish Hero Art

●    Series COM-FF160 / Fantastic Four #1

ITEM 9. OTHER EVENTS

Entry into New Broker-Dealer Relationship

As of November 11, 2020, Mythic Collection, LLC (the “Company”), for each of the series of securities that it will issue, changed its broker of record from North Capital Private Securities Corporation (“North Capital”) to Dalmore Group, LLC (“Dalmore”). This change is not expected to result in a fundamental change to the nature of the Company’s business or plan of operations.

Pursuant to a Broker-Dealer Agreement dated August 4, 2020 (the “Broker-Dealer Agreement”), Dalmore became the Company’s broker of record for the offerings of membership interests in Series ART-GGMTG and Series ART-BHERO and for all future series offerings of the Company. Dalmore is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). Pursuant to the Broker-Dealer Agreement, Dalmore has agreed to serve as broker of record for the Company’s Regulation A offerings (the “Offerings”) and to perform certain services in connection with the sale of membership interests in the multiple series of the Company (the “Interests”), effective as of FINRA’s issuance of a no objection letter on November 11, 2020. Dalmore is also providing investor qualification services for the Offerings. Dalmore will receive a brokerage fee of 1.0% of the gross proceeds of each Offering. Dalmore will not purchase any Interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with the Offerings. In addition, the Company has agreed to pay Dalmore for certain other expenses, including a one-time advance of $5,000, of which any unused portion will be reimbursed to the Company. Such expenses include costs related to preparing the FINRA filing, due diligence expenses, working with the Company’s counsel and other services necessary and required prior to the approval of the Offerings. The Company also has paid Dalmore a one-time consulting fee of $20,000. The Broker-Dealer Agreement contains customary representations, warranties and agreements by the Company and Dalmore, indemnification obligations of the parties and termination provisions.

The Broker-Dealer Agreement has a 12-month term effective August 4, 2020 and will renew automatically for successive 12-months terms unless either party provides notice of non-renewal at least 60 days prior to the expiration of the then-current term. Additionally, the agreement may be terminated by either party for breach, misrepresentation, failure to comply with legal requirements or insolvency.

The foregoing summary of the terms of the Broker-Dealer Agreement does not purport to be complete and is qualified in its entirety by reference to the Broker-Dealer Agreement, a copy of which is filed as exhibit 6.1 to this Current Report on Form 1-U and incorporated herein by reference.

Continuing Relationship with Former Broker-Dealer

North Capital has acted as the Company’s broker of record in connection with the offering of Interests in Series MTG-ABL90, Series MTG-94BOX, Series ART-BHERO and Series COM-FF160. As of November 13, 2020, our company has (i) sold the maximum offering amounts of Series MTG-ABL90 Interests, Series MTG-94BOX Interests and Series COM-AF157 Interests (collectively, the “Closed Offerings”) and closed each such offering, and (ii) received subscriptions for 474 Interests, or $15,168 of Series COM-FF160 (the “Open Offering”) the closing of which has not yet taken place. The gross proceeds from all Closed Offerings are $237,000, with the total amount of net proceeds being received by us of approximately $230,634. We have paid to North Capital a fee equal to $9,527.77 in connection with the Closed Offerings and we expect to pay to North Capital a fee equal to $1,411.60 with respect to the Open Offering if the maximum offering price of $32,000 is raised in the Open Offering.

North Capital will continue to act as our broker of record in connection with the Open Offering until it is closed. In addition, North Capital will continue to serve as our escrow agent for the Offerings and North Capital Investment Technology, an affiliate of North Capital, will continue to provide us with its technology tools to facilitate our Offerings for which we agree to pay a monthly administrative fee of $500. The fee payable to North Capital Investment Technology is capped at $100,000 for the Offerings in the aggregate, regardless of the number of series being offered.

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EXHIBIT INDEX

Exhibit No.	Description

6.1	Broker-Dealer Agreement dated August 4, 2020 between Mythic Collection, LLC and Dalmore Group, LLC

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mythic Collection, LLC
a Delaware corporation

By:	/s/ Joseph Mahavuthivanij
Name:	Joseph Mahavuthivanij
Title:	Chief Executive Officer
Date:	November 19, 2020

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